KIRKLAND LAKE GOLD REPORTS
RECORD NET EARNINGS IN Q3 2021
Toronto, Ontario – November 3, 2021 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the third quarter (“Q3 2021”) and first nine months (“YTD 2021”) of 2021. The results included record quarterly earnings driven by strong operating results, including record quarterly production and all-in sustaining costs(1) at Detour Lake and continued grade outperformance at Fosterville. The Company also reported solid earnings growth in YTD 2021 compared to the first nine months of 2020 (“YTD 2020”), resulting largely from increased revenue. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.kl.gold. All dollar amounts are in U.S. dollars, unless otherwise noted.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Q3 2021 was a quarter of substantial progress, highlighted by record quarterly earnings, solid year-over-year production growth as well as unit costs significantly better than full-year guidance. We also released encouraging exploration results at all three of our cornerstone assets and remained on track with our key growth projects, including the #4 Shaft project at Macassa. A clear demonstration of the success of our exploration programs came in early September when we announced an increase of 10.1 million ounces in open-pit Measured and Indicated (“M&I”) Mineral Resources at Detour Lake. Tripling the open-pit M&I Mineral Resources is a critical milestone for the operation and is expected to contribute to strong growth in Mineral Reserves as we make further progress towards transforming Detour Lake into one of the world’s largest and most profitable gold mines.

“On September 28, 2021, we announced an agreement to combine in a merger of equals with Agnico Eagle Mines Limited (“Agnico Eagle”). Through this transaction, we will create a new leader in the gold mining industry, with the lowest unit costs, best risk profile, leadership in key areas of ESG and an extensive project pipeline to drive future growth. The combined company, to continue under the name Agnico Eagle, will have the financial strength to fund its extensive list of internal growth projects and ESG initiatives, pursue additional external value-creation opportunities, while also continuing to return substantial amounts of capital to shareholders. The new Agnico Eagle will warrant a premium valuation, given its increased scale, low-cost and low-risk operations and superior financial performance and strength, and will be ideally positioned to generate superior long-term returns for shareholders going forward.”

RECORD NET EARNINGS AND EPS IN Q3 2021
Net earnings of $254.9M ($0.96/share), 26% increase from Q3 2020, 4% higher than Q2 2021; Adjusted EPS(1)of $241.3M ($0.91/share) in Q3 2021

SOLID PRODUCTION GROWTH FROM Q3 2020
370,101 oz in Q3 2021, up 9% from Q3 2020, similar to record production of 379,195 oz in Q2 2021

STRONG UNIT-COST PERFORMANCE IN Q3 2021
Op. cash costs(1) of 438/oz sold, AISC(1) of $740/oz

ON TRACK TO ACHIEVE FY 2021 GUIDANCE
Company targeting top half of production guidance (1.3 – 1.4M oz); On track to achieve op. cash costs/oz(1) guidance ($450 – $475/oz) and AISC per/oz(1) guidance ($790 – $810/oz)

STRONG CASH FLOW GENERATION IN Q3 2021
Op. cash flow of $323.0M ($861.7M YTD 2021) with free cash flow(1) of $141.8M ($315.7M YTD 2021)

RETURNED $333.9M TO SHAREHOLDERS (YTD 2021)
$183.6M used to repurchase 4,466,200 shares, $150.4M paid in dividends; $333.9M equates to $1.28/share and $317/oz produced

SIGNIFICANT EXPLORATION SUCCESS ACHIEVED
Results at all three cornerstone assets highlight potential for continued growth in Mineral Reserves

10.1M OZ INCREASE IN OPEN-PIT M&I MINERAL RESOURCES AT DETOUR LAKE
Open-pit M&I Mineral Resources tripled to 14,718,000 oz (572.0M tonnes @ 0.80 g/t); increase in Mineral Resources expected to drive strong growth in Mineral Reserves

PROGRESS WITH ESG INITIATIVES
Additional investments made in support of local communities; further progress achieved towards net-zero emissions by 2050 or earlier

STRONG TRACK RECORD FOR RETURNING CAPITAL TO SHAREHOLDERS

In YTD 2021, the Company continued its strong track record for returning capital to shareholders, returning a total of $333.9 million, representing $1.28 per share and $317 per ounce produced in YTD 2021. Of the $339.9 million returned, $183.6 million of cash was used for the repurchase of 4,466,200 shares through the Company’s normal course issuer bid (“NCIB”) (of which 3,392,100 shares were repurchased for $137.2 million through the Automatic Share Purchase Plan (“ASPP”)). An additional $150.4 million of cash was used for three quarterly dividend payments, each totalling $0.1875 per share, with the Q2 2021 dividend paid on July 14, 2021 to shareholders of record on June 30, 2021.

With the addition of share repurchases and dividend payments in YTD 2021, the Company has now returned a total of $1.36 billion to shareholders since the Company first introduced its NCIB in May 2017 and dividend policy in March 2017. Of this amount, $1.05 billion has been used to repurchase 31.5 million shares, while $315.2 million has been used to make 17 quarterly dividend payments, with the quarterly dividend having been increased seven times. In addition, since the middle of 2016, the Company has repaid or converted $190.4 million of debt, including repaying $98.6 million of debt held by Detour Gold Corporation shortly after its acquisition on January 31, 2020 and used $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel. A substantial return was earned on the $30.3 million used to close out the hedge positions in 2020 given changes in gold and commodity prices and exchange rates during the year. The Company also repurchased a Net Smelter Return royalty at Macassa for $36.0 million. In aggregate, these uses of capital have provided over $1.60 billion of value to shareholders since the middle of 2016 at the same time that the Company has established one of the industry’s strongest and cleanest balance sheets, with cash at September 30, 2021 of $822.4 million and no debt.

SUMMARY OF PERFORMANCE

Q3 2021

•Net earnings totalled a record $254.9 million ($0.96 per share), a 26% increase from $202.0 million ($0.73 per share) in Q3 2020 and 4% higher than the previous quarterly record of $244.2 million ($0.91 per share) in Q2 2021; Adjusted net earnings(1) totalled $241.3 million ($0.91 per share) compared to $254.0 million ($0.92 per share) in Q3 2020 and $246.9 million ($0.92 per share) the previous quarter.
•Cash flows included net cash provided by operating activities of $323.0 million and free cash flow(1) of $141.8 million.
•Revenue of $667.0 million, 5% increase from Q3 2020 and 1% higher than $662.7 million the previous quarter; Revenue of $667.0 million reflected gold sales of 372,100 ounces and an average realized gold price(1) of $1,791 per ounce.
•EBITDA(1)(2) of $451.6 million, 18% higher than $384.3 million in Q3 2020 and unchanged from $451.3 million in Q2 2021.
•Capital expenditures totalled $157.9 million (excluding capitalized exploration expenditures), with sustaining capital expenditures(1) accounting for $69.4 million and growth capital expenditures(1) totalling $88.5 million.
•Exploration expenditures totalled $39.4 million in Q3 2021, including $31.5 million of capitalized expenditures and $7.9 million of expensed exploration expenditures.
•Committed to returning capital to shareholders: $175.3 million returned to shareholders during Q3 2021 through share repurchases and dividend payments; 3,092,100 shares repurchased for $125.3 million through the Automatic Share Purchase Plan (“ASPP”), with $50.0 million being paid for the Q2 2021 quarterly dividend, paid on July 14, 2021 to shareholders of record on June 30, 2021; ASPP suspended on September 29, 2021 following the announcement of the Company’s planned merger of equals with Agnico Eagle.
•Solid operating results
◦Production 370,101 ounces compared to 339,584 ounces in Q3 2020 and quarterly record production of 379,195 ounces the previous quarter
◦Production costs of $164.6 million
◦Operating cash costs per ounce sold(1) of $438 compared to $406 in Q3 2020 and $431 in Q2 2021
◦AISC per ounce sold(1) of $740, 16% improvement from $886 in Q3 2020 and 5% better than $780 the previous quarter.

(1) See “Non-IFRS Measures” in this press release and on pages 37–44 of the MD&A for the three and nine months ended September 30, 2021.
(2) Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

YTD 2021

•Net earnings totalled $660.3 million ($2.48 per share), a 19% increase from $555.1 million ($2.06 per share) in YTD 2020; Adjusted net earnings(1) of $656.0 million ($2.46 per share) versus $657.1 million ($2.43 per share) in YTD 2020.
•Cash flows included net cash provided by operating activities of $861.7 million and free cash flow(1) of $315.7 million.
•Revenue of $1,881.6 million, an increase of $113.0 million or 6% from $1,768.6 million in YTD 2020; Revenue of $1,881.6 million reflected gold sales of 1,044,704 ounces and an average realized gold price(1) of $1,798 per ounce.
•EBITDA(1)(2) of $1,243.8 million, 15% higher than $1,085.5 million in YTD 2020.
•Capital expenditures of $428.6 million (excluding capitalized exploration expenditures), with sustaining capital expenditures(1) accounting for $211.2 million and growth capital expenditures(1) totalling $217.3 million.
•Exploration expenditures totalled $127.5 million, including $107.1 million of capitalized expenditures and $20.4 million of expensed exploration expenditures.
•Solid YTD 2021 operating results versus full-year 2021 guidance
◦Production 1,052,143 ounces, a 5% increase from YTD 2020 (Full-year 2021 guidance: 1,300,000 – 1,400,000 ounces).
◦Production costs of $494.4 million
◦Operating cash costs per ounce sold(1) of $466 compared to $407 in YTD 2020 (Full-year 2021 guidance: $450 – $475 per ounce sold)
◦AISC per ounce sold(1) of $785 versus $804 in YTD 2020 (Full-year 2021 guidance: $790 – $810 per ounce sold).

(1) See “Non-IFRS Measures” in this press release and on pages 37–44 of the MD&A for the three and nine months ended September 30, 2021.
(2) Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Q3 2021 – Other Key Highlights

Significant exploration success at all three of its cornerstone assets
◦Detour Lake: New drill results provided additional evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit to a depth of at least 800 metres.
◦Macassa: New drill results highlighted the potential to add significant new Mineral Reserves and Mineral Resources in the South Mine Complex (“SMC”), with high-grade intersections reported outside of the existing deposit to the east, south and north, as well as up and down dip; The new results also included high-grade intersections in the area where the SMC merges with the Amalgamated Break, as well as the identification of potential new high-grade lenses to the southeast and in the footwall of the main SMC structure.
◦Fosterville: New exploration results demonstrated the substantial potential to discover new high-grade mineralized areas and extensions; The results included the intersection of high-grade quartz with visible gold (“VG”) down-plunge of the Swan Zone up to 500 metres from existing Mineral Reserves in the Lower Phoenix system, as well as at Cygnet 150 metres footwall to Swan Zone, and 1,000 metres down-plunge of existing Mineral Reserves at Robbin’s Hill.

•10.1-million-ounce increase in Measured and Indicated (“M&I”) Mineral Resources at Detour Lake*: Open-pit, M&I Mineral Resources at Detour Lake increased 10,061,000 ounces or 216% to 14,718,000 ounces as at July 26, 2021 (572.0 million tonnes at average grade of 0.80 g/t) as part of a Mid-Year 2021 Mineral Resource update; New open-pit M&I Mineral Resource estimates include 12,214,000 ounces (386.5 million tonnes at an average grade of 0.98 g/t) at a cut-off grade of 0.50 g/t, with an additional 2,505,000 ounces (185.5 million tonnes at an average grade of 0.42 g/t) of low-grade Mineral Resources at a cut-off grade of 0.35 g/t/; The significant increase in Mineral Resources is expected to drive solid growth in Mineral Reserves as part of the December 31, 2021 Mineral Reserve and Mineral Resource statement to be released in the first quarter of 2022.

* Readers are referred to the Company’s Press Release dated September 2, 2021 and the Company’s NI 43-101 Technical Report entitled “Detour Lake Operation, Ontario, Canada, NI 43-101 Report” effective as of July 26, 2021 as filed with the applicable regulatory authorities and the detailed Mineral Reserve and Mineral Resource estimates and footnotes set out therein.

MERGER OF EQUALS AGREEMENT WITH AGNICO EAGLE MINES LIMITED

On September 28, 2021, Kirkland Lake Gold and Agnico Eagle announced that the two companies had entered into an agreement to combine in a merger of equals (the “Merger”), with the combined company to continue under the name Agnico Eagle Mines Limited. The Merger is expected to create an industry leader among senior gold producers with low unit costs, high margins, the most favourable risk profile and industry-leading best practices in key areas of environmental, social and governance (“ESG”). Upon closing of the Merger, the new Agnico Eagle is expected to have $2.3 billion of available liquidity, a mineral reserve base of 48 million ounces of gold (969 million tonnes at 1.53 grams per tonne), which has doubled over the last 10 years, and an extensive pipeline of development and exploration projects to drive sustainable, low-risk growth.

The Merger will result in consolidation within one of the world’s leading gold regions, the Abitibi-Greenstone Belts of northeastern Ontario and northwestern Quebec, which will provide the new Agnico Eagle with significant value creation opportunities through synergies and other business improvement initiatives. Additionally, the Company will be uniquely established as the only gold producer in Nunavut and will also be well positioned internationally with profitable and prospective assets in Australia, Finland, and Mexico.

The combination of Agnico Eagle and Kirkland Lake Gold brings together two leading producers in growing per share value in key metrics such as production, mineral reserves, cash flow and net asset value. Both companies also share a strong commitment to returning capital to shareholders, with a total of $1.6 billion being returned through dividend payments and share repurchases since the beginning of 2020 (on a pro forma basis).

The Merger will be effected by way of a plan of arrangement (the “Arrangement”). At closing, all Kirkland Lake Gold common shares will be exchanged for the 0.7935 of an Agnico Eagle common share, for each Kirkland Lake Gold common share held, with existing Agnico Eagle and Kirkland Lake Gold shareholders expected to own approximately 54% and 46% of the combined company, respectively. The joint management information circular dated October 29, 2021 has been posted to the Company’s website and filed on its profile on SEDAR. The Arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland Lake Gold voting at a special meeting of shareholders on November 26, 2021. The issuance of shares by Agnico Eagle under the Merger is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders, also to be held on November 26, 2021.

Canadian Competition Act approval was received on October 4, 2021. Additionally, Agnico Eagle and Kirkland Lake Gold have received relief from the Australian Securities and Investments Commission from compliance with the prospectus and secondary sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act. The Merger is also subject to other closing conditions customary in transactions of this nature, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia), Ontario court approval and applicable stock exchange approvals. Subject to shareholder approval and the satisfaction of all other conditions, the Merger is expected to close either in December 2021 or in the first quarter of 2022.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Table 1. Financial and Operating Performance

(in 000's of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Revenue	$666,978	$632,843	$662,736	$1,881,560	$1,768,556
Production costs	164,620	136,023	159,726	494,427	439,030
Earnings before income taxes	341,485	295,316	339,126	916,594	815,123
Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132
Basic earnings per share	$0.96	$0.73	$0.91	$2.48	$2.06
Diluted earnings per share	$0.96	$0.73	$0.91	$2.47	$2.05
Cash flow from operating activities	$322,993	$431,119	$330,571	$861,737	$894,859
Cash investment on mine development and PPE	$181,203	$155,428	$199,344	$546,022	$394,220

(in 000's of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020
Tonnes milled	6,454,757	6,144,753	6,143,064	18,549,961	16,126,140
Average Grade (g/t Au)	1.9	1.8	2.0	1.9	2.0
Recovery (%)	94.9%	95.3%	95.3%	94.7%	95.6%
Gold produced (oz)	370,101	339,584	379,195	1,052,144	1,000,218
Gold Sold (oz)	372,100	331,959	364,575	1,044,704	1,017,935
Averaged realized price ($/oz sold)(1)	$1,791	$1,907	$1,814	$1,798	$1,734
Operating cash costs per ounce sold ($/oz sold)(1)	$438	$406	$431	$466	$407
AISC ($/oz sold)(1)	$740	$886	$780	$785	$804
Adjusted net earnings(1)	$241,312	$254,003	$246,937	$656,019	$657,088
Adjusted net earnings per share(1)	$0.91	$0.92	$0.92	$2.46	$2.43
Free cash flow(1)	$141,790	$275,691	$131,227	$315,715	$500,639
(1) Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37–44 of the MD&A for the three and nine months ended
September 30, 2021.

Table 2. Review of Earnings Performance

(in thousands of dollars, except per share amounts)	Three Months Ended			Nine Months Ended
	September 30, 2021	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020

Revenue	$666,978	$632,843	$662,736	$1,881,560	$1,768,556

Production costs	(164,620)	(136,023)	(159,726)	(494,427)	(439,030)
Royalty expense	(22,457)	(21,481)	(22,369)	(63,220)	(61,988)
Depletion and depreciation	(108,956)	(86,707)	(111,348)	(324,404)	(262,132)
Earnings from mine operations	370,945	388,632	369,293	999,509	1,005,406

Expenses
General and administrative[1]	(17,775)	(20,409)	(20,184)	(50,302)	(53,108)
Transaction costs	(989)	707	—	(989)	(33,131)
Exploration	(7,902)	(2,498)	(7,079)	(20,467)	(10,813)
Care and maintenance	(3,580)	(14,256)	(4,093)	(11,869)	(23,716)
Rehabilitation costs	(864)	(32,626)	(286)	(390)	(35,074)
Earnings from operations	339,835	319,550	337,651	915,492	849,564

Finance and other items
Other income (loss), net	2,526	(23,453)	2,016	3,118	(31,412)
Finance income	266	1,524	297	810	5,239
Finance costs	(1,142)	(2,305)	(838)	(2,826)	(8,268)

Earnings before income taxes	341,485	295,316	339,126	916,594	815,123
Current income tax expense	(68,437)	(66,097)	(45,279)	(156,687)	(195,247)
Deferred tax expense	(18,102)	(27,197)	(49,680)	(99,601)	(64,744)

Net earnings	$254,946	$202,022	$244,167	$660,306	$555,132

Basic earnings per share	$0.96	$0.73	$0.91	$2.48	$2.06
Diluted earnings per share	$0.96	$0.73	$0.91	$2.47	$2.05

Weighted average number of common shares outstanding (in 000's)
Basic	265,268	275,280	267,074	266,477	269,941
Diluted	265,375	275,471	267,189	267,294	270,146

(1) General and administrative expense for Q3 2021 (Q3 2020 and Q2 2021) include general and administrative expenses of $14.3 million ($11.2 million and $16.9 million) and share based payment expense of $3.5 million ($9.2 million and $3.3 million).

FOREIGN EXCHANGE RATES
After weakening sharply against the US dollar in Q1 2020, concurrent with the emergence of the COVID-19 pandemic, the Canadian and Australian dollars began strengthening against the US dollar starting in Q2 2020 with this trend continuing through the remainder of 2020 and into Q2 2021. As a result, the average exchange rates for Q3 2021 included C$ to US$ of $1.26 and A$ to US$ of $1.36. These exchange rates compared to $1.33 and $1.40, respectively, in Q3 2020 and $1.23 and $1.30, respectively, in Q2 2021. Compared to Q3 2020, changes in exchange rates in Q3 2021 resulted in an increase in operating cash costs(1) of approximately $7 million, operating cash costs per ounce sold(1) of $20, and AISC per ounce sold(1) of $28, sustaining capital expenditures(1) of approximately $3 million and growth capital expenditures(1) of approximately $5 million. Compared to Q2 2021, exchange rate changes reduced operating cash costs(1) by approximately $4 million, operating cash costs per ounce sold(1) by $12 and AISC per ounce sold(1) by $16, sustaining capital expenditures(1) of approximately $2 million and growth capital expenditures(1) of approximately $3 million. For YTD 2021, the average exchange rates included C$ to US$ of $1.25 and A$ to US$ of $1.32, which compared to $1.35 and $1.48, respectively, in YTD 2020. Compared to YTD 2020, exchange rates in YTD 2021 increased operating cash costs(1) by approximately $35 million, operating cash costs per ounce sold(1) by $33 and AISC per ounce sold(1) by $44, sustaining capital expenditures(1) of approximately $16 million and growth capital expenditures(1) of approximately $24 million.
(1) The Foreign Exchange Rates discussion includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

Review of Financial Performance

Revenue

Revenue in Q3 2021 totalled $667.0 million, a $34.2 million or 5% increase from Q3 2020. The increase in revenue from Q3 2020 resulted from a $77 million favourable impact from higher gold sales, which was only partially offset by a $43 million reduction related to rate factors, reflecting a lower average realized gold price(1) in Q3 2021 compared to the same period in 2020 ($1,791 per ounce versus $1,907 per ounce in Q3 2020). Gold sales in Q3 2021 increased 12% to 372,100 ounces from 331,959 ounces in Q3 2020, with the increase largely reflecting record production at Detour Lake. Gold sales at Detour Lake in Q3 2021 totalled 180,016 ounces, an increase of 42,384 ounces or 31% from Q3 2020. Gold sales at Macassa totalled 45,484 ounces, 5,896 ounces or 15% higher than the same period in 2020. Gold sales at Fosterville totalled 146,600 ounces compared to 154,739 ounces in Q3 2020. The reduction in gold sales at Fosterville was consistent with the plan to transition to a lower production profile to create a more sustainable operation while the mine continues to advance its extensive exploration programs.

Q3 2021 revenue of $667.0 million compared to revenue of $662.7 million the previous quarter, as a $14 million favourable impact from higher gold sales (372,100 ounces in Q3 2021 versus 364,575 ounces in Q2 2021) was largely offset by a $10 million unfavourable impact from rate factors mainly due to a lower average realized gold price(1) ($1,791 per ounce in Q3 2021 versus $1,814 per ounce the previous quarter). Gold sales at Detour Lake in Q3 2021 increased 13,642 ounces or 8% from 166,374 ounces in Q2 2021, with gold sales at Fosterville increasing to 146,600 ounces from 142,600 ounces the previous quarter. Gold sales at Macassa totalled 45,484 ounces compared to 55,601 ounces in Q2 2021 with the reduction mainly reflecting the impact of lower mill throughput on production and sales volumes.

•Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In Q3 2021, rate factors reduced revenue by approximately $43 million versus Q3 2020, virtually all of which related to the impact from an reduction in the average realized gold price(1). Compared to Q2 2021, rate factors reduced revenue by approximately $10 million, approximately $9 million of which related to a lower average realized gold price(1) compared to the previous quarter, with approximately $1 million due to exchange rate changes. Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

Revenue in YTD 2021 totalled $1,881.6 million, an increase of $113.0 million or 6% from $1,768.6 million in YTD 2020. Of the increase in revenue, $67 million related to a favourable impact from rate factors, reflecting a 4% increase in the average realized gold price(1), to $1,798 per ounce in YTD 2021 from $1,734 per ounce for the same period in 2020. The remaining $46 million increase of revenue growth resulted from a 3% increase in gold sales, to 1,044,704 ounces in YTD 2021 versus 1,017,935 ounces for the same period in 2020. Of the 1,044,704 ounces of gold sales in YTD 2021 487,502 ounces was from Detour Lake, which compared to 384,270 ounces for the eight months from January 31, 2020 to September 30, 2020. Gold sales from Fosterville totalled 406,650 versus 465,742 ounces in YTD 2020, reflecting the impact of higher average grades on production and sales volumes in 2020. Gold sales at Macassa totalled 150,552 ounces, 12% higher than 134,681 ounces a year earlier, when production and sales were impacted by both reduced operations in Q2 2020 as part of the Company’s COVID-19 response and excessive heat in the mine in Q3 2020. Also contributing to gold sales in YTD 2020 were 33,242 ounces of gold sales from the Holt Complex related to production prior to operations being suspended effective April 2, 2020.

•Rate factors include the impact of changes in the average realized gold price(1) as well as any impact related to changes in foreign exchange rates. In YTD 2021, rate factors increased revenue by $67 million versus YTD 2020, virtually all of which related to an increase in the average realized gold price(1). Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

Net Earnings and Adjusted Net Earnings(1)

Net Earnings and Earnings Per Share

Net earnings in Q3 2021 totalled a record $254.9 million ($0.96 per share), a 26% increase from $202.0 million in Q3 2020 ($0.73 per share). The 26% increase in net earnings from Q3 2020 was driven by revenue growth, reflecting higher gold sales, lower rehabilitation costs, a reduction in the effective tax rate, the favourable impact of other income of $2.5 million in Q3 2021 versus other loss of $23.5 million for the same period in 2020 and lower care and maintenance costs. On an after-tax basis, the increase in revenue contributed $23.4 million or $0.08 per share to net earnings growth. The reduction in rehabilitation costs had a $21.7 million or $0.08 per share favourable impact on net earnings compared to Q3 2020 and related to the $32.6 million increase in environmental remediation provisions in Q3 2020 resulting from a new three-year water rehabilitation program in the Northern Territory assets. The reduction in the effective tax rate, to 25.3% from 31.6% in Q3 2020, also increased net earnings by $0.08 per share and related mainly to the $15.6 million net tax recovery from maximizing the use of deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021. The $26.0 million pre-tax change in other income/loss compared to Q3 2020 increased net earnings by $17.8 million or $0.06 per share on an after-tax basis and mainly resulted from $23.6 million of pre-tax foreign exchange losses recorded in Q3 2020 reflecting the strengthening of the Canadian and Australian dollars against the US dollar during the quarter. Lower care and maintenance costs in Q3 2021 had a favourable after-tax impact of $7.3 million or $0.03 per share and largely reflected the impact of severance and restructuring costs in Q3 2020, mainly related to the Holt Complex. In addition, a reduction in average shares outstanding, to 265.3 million in Q3 2021 from 275.3 million for the same period in 2020, increased earnings per share by $0.03 compared to Q3 2020. The reduction in average shares outstanding versus Q3 2020 mainly resulted from the repurchase of 12.3 million shares from the beginning of Q3 2020 to the end of Q3 2021 through the Company’s NCIB, including the ASPP as of June 2021.

Partially offsetting the favourable impact of these factors were higher production costs and depletion and depreciation expense, largely reflecting higher business volumes compared to Q3 2020. On an after-tax basis, higher production costs reduced net earnings by $19.5 million or $0.07 per share, while higher depletion and depreciation expense lowered net earnings by $15.2 million or $0.06 per share.

Net earnings in Q3 2021 of $254.9 million ($0.96 per share) increased 4% from $244.2 million ($0.91 per share) in Q2 2021. On an after-tax basis, the $10.8 million or $0.05 per share increase in net earnings from the previous quarter mainly resulted from a lower effective tax rate, which increased net earnings by $9.1 million or $0.03 per share, a $3.1 million or $0.01 per share impact from higher revenue versus Q2 2021, as well as lower depletion and depreciation expense and Corporate G&A costs, which both increased earnings by $1.7 million or $0.01 per share. Partially offsetting these favourable factors was a $3.5 million or $0.01 per share reduction from higher production costs.

Net earnings in YTD totalled $660.3 million ($2.48 per share), a 19% increase from $555.1 million ($2.06 per share) in YTD 2020. The increase in net earnings compared to the same period a year earlier mainly reflected revenue growth, a lower effective tax rate, a reduction in rehabilitation and transaction costs, lower care and maintenance expense and the impact of other income of $3.1 million in YTD 2021 versus other loss of $31.4 million in YTD 2020. On an after-tax basis, increased revenue had a $77.0 million or $0.29 per share favourable impact on growth in net earnings in YTD 2021. A lower effective rate (28.0% in YTD 2021 versus 31.9% in YTD 2020) increased net earnings by $36.1 million or $0.13 per share. The lower effective tax rate mainly resulted from a $15.6 million net tax recovery in Q3 2021, as well as the impact of favourable adjustments resulting from re-assessments of prior year tax returns in Q2 2021. Other factors contributing to net earnings growth year over year were a $23.6 million or $0.09 favourable after-tax impact from the $32.6 million increase in environmental remediation provisions in Q3 2020, included in YTD 2020 rehabilitation costs, as well as a $21.9 million or $0.08 per share impact related to the $33.8 million of pre-tax transaction fees in YTD 2020 mainly related to the Detour Gold acquisition on January 31, 2020. The $34.5 million pre-tax change in other income/loss compared to YTD 2020 increased YTD 2021 net earnings by $23.5 million or $0.09 per share on an after-tax basis and mainly resulted from $23.5 million pre-tax of foreign exchange losses recorded in Q3 2020. Also having a favourable impact on the change in net earnings in YTD 2021 versus YTD 2020 were the impact of lower COVID-19 related costs in YTD 2021 ($3.5 million after tax in YTD 2021 compared to $9.8 million after tax in YTD 2020), as well as a reduction in average shares outstanding (266.5 million shares in YTD 2021 versus 269.9 million shares in YTD 2020). Both factors contributed $0.02 per share to the increase in earnings per share year over year.

Partially offsetting the favourable impact of these factors were higher production costs and depletion and depreciation expense, largely reflecting higher business volumes in YTD 2021 compared to YTD 2020. On an after-tax basis, higher production costs reduced net earnings by $37.7 million or $0.14 per share, while higher depletion and depreciation expense lowered net earnings by $42.4 million or $0.16 per share.

Adjusted Net Earnings(1)

Adjusted net earnings(1) in Q3 2021 totalled $241.3 million ($0.91 per share) compared to $254.0 million ($0.92 per share) in Q3 2020 and $246.9 million ($0.92 per share) the previous quarter. The main difference between net earnings and adjusted net earnings(1) in Q3 2021 was the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery related to maximizing the use of eligible tax deductions under Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021. In addition, also excluded from adjusted net earnings(1) in Q3 2021 were foreign exchange gains of $6.0 million ($4.2 million after tax), as well as costs attributed to non-operating assets, mainly in the Northern Territory, of $3.6 million ($2.5 million after tax), system implementation costs of $2.7 million ($2.0 million after tax) and COVID-19 related costs, including donations, of $2.3 million ($1.6 million after tax). The difference between net earnings and adjusted net earnings(1) in Q3 2020 mainly related to the exclusion from adjusted net earnings(1) of the $32.6 million pre-tax ($22.8 million after tax) increase in environmental remediation provisions; $23.6 million ($18.0 million after tax) of foreign exchange losses, as well as the $8.1 million ($5.6 million after tax) of restructuring and severance costs mainly at the Holt Complex, included in care and maintenance expense. The small difference between net earnings and adjusted net earnings(1) in Q2 2021 reflected the exclusion from adjusted net earnings(1) of systems implementation costs of $4.1 million ($3.0 million after tax), costs attributed to non-operating assets of $4.1 million ($2.9 million after tax), COVID-19 related costs of $0.9 million ($0.6 million after tax) and severance expense of $1.3 million ($1.0 million after tax). These factors were largely offset by the exclusion from adjusted net earnings(1) of $2.6 million ($1.8 million after tax) of foreign exchange gains and $3.5 million ($3.1 million after tax) of unrealized gains on warrants issued.

Adjusted net earnings(1) in YTD 2021 totalled $656.0 million ($2.46 per share) similar to the net earnings for the period of $660.3 million ($2.48 per share) and compared to adjusted net earnings(1) in YTD 2020 of $657.1 million ($2.43 per share). The small difference between net earnings and adjusted net earnings(1) in YTD 2021 related to the exclusion from adjusted net earnings(1) of the $15.6 million net tax recovery related to optimizing processing allowance deductions under the Ontario Mining Tax Act following a restructuring of the Company's Canadian corporate entities effective January 2, 2021, $14.2 million ($10.0 million after tax) of foreign exchange gains and gains on warrants totalling $4.0 million ($3.5 million after tax). Largely offsetting the impact of these factors was the exclusion from adjusted net earnings of costs attributed to non-operating assets of $11.9 million ($8.3 million after tax), systems implementation costs of $6.8 million ($5.0 million after tax), write-offs related to property, plant and equipment at Holt Complex of $6.5 million ($4.5 million after tax), COVID-19 related costs, including donations, of $7.5 million ($5.2 million after tax) and severance costs of $1.6 million ($1.1 million after tax). The difference between net earnings and adjusted net earnings (1) for YTD 2020 related to the exclusion from adjusted net earnings(1) of the $33.8 million ($24.9 million after tax) of transaction costs mainly related to the Detour Gold acquisition, the $32.6 million ($22.8 million after tax) of environmental remediation provisions in Q3 2020, $23.5 million ($21.9 million after tax) of foreign exchange losses, $14.2 million ($9.8 million after tax) of COVID-19 related costs and $17.2 million ($11.9 million after tax) of restructuring and severance costs related to the Holt Complex and Northern Territory assets.

Cash and Cash Flows

The Company’s cash balance at September 30, 2021 totalled $822.4 million, which compared to $858.4 million at June 30, 2021. Net cash provided by operating activities totalled $323.0 million compared to $431.1 million in Q3 2020 and $330.6 million the previous quarter. The change in net cash provided by operating activities versus Q3 2020 mainly resulted from higher income taxes paid in Q3 2021, the impact of changes in non-cash operating working capital and an increase in cash reclamation expense, which more than offset the favourable impact of increased net earnings. Compared to the previous quarter, the change in net cash provided by operating activities was mainly due to changes in non-cash operating working capital, which more than offset the impact of lower income taxes paid. During Q2 2021, a $98 million tax payment was made in Australia representing the final tax instalment for the 2020 tax year.

Net cash used in investing activities in Q3 2021 totalled $180.9 million versus $25.1 million in Q3 2020 and $200.8 million in Q2 2021. The change in net cash used in investing activities compared to Q3 2020 mainly reflected the receipt in Q3 2020 of $107.7 million of proceeds from the sale of the Company’s 32.6 million shares of Osisko Mining Inc. (“Osisko”) and $75.0 million received from Newmont Canada FN Holdings ULC (“Newmont”) through a strategic alliance agreement involving the Company’s Holt Complex. Also contributing to higher net cash used in investing activities in Q3 2021 was the impact of increased additions to mining interests in line with higher growth capital expenditures(1) in Q3 2021 in support of the Company’s growth projects and ongoing operations. The change in net cash used in investing activities versus Q2 2021 mainly reflected reduced additions to mining interests resulting from lower sustaining capital expenditures(1) in Q3 2021 compared to the previous quarter, which was only partially offset by higher growth capital expenditures(1) quarter over quarter.

Net cash used in financing activities in Q3 2021 totalled $177.6 million, mainly reflecting $175.3 million of cash returned to shareholders. The $175.3 million included $125.3 million used to repurchase 3,092,100 shares through the Company’s ASPP program as well as $50.0 million used for the Q2 2021 quarterly dividend of $0.1875, paid on July 14, 2021 to shareholders of record on June 30, 2021. Net cash used in financing activities in Q3 2020 totalled $145.7 million, which included $107.4 million of cash used to repurchase 2,139,300 shares through the Company’s NCIB and $34.5 million used for a quarterly dividend payment of US$0.125 per share paid on July 13, 2020 to shareholders of record as of the close of business on June 30, 2020. Net cash used in financing activities in Q2 2021 totalled $64.3 million, mainly reflecting the use of $50.1 million for the Q1 2021 quarterly dividend of $0.1875, paid on April 14, 2021 to shareholders of record on March 31, 2021, as well as $12.0 million used to repurchase 300,000 shares through the Company’s ASPP.

The Company’s cash balance of $822.4 million at September 30, 2021 compared to cash of $847.6 million at December 31, 2020. Net cash provided by operating activities in YTD 2021 totalled $861.7 million compared to $894.9 million as the impact of increased net earnings in YTD 2021 was more than offset by higher income taxes paid and an unfavourable impact from changes in non-cash operating working capital. Net cash used in investing activities totalled $545.9 million in YTD 2021 versus $42.6 million in YTD 2020. The significantly higher level of cash used in investing activities in YTD 2021 resulted from an increase in additions to mining interests and plant and equipment in YTD 2021 reflecting higher growth capital expenditures(1) reflecting the advancement of a number of key projects at Detour Lake and Macassa, as well as the impact on YTD 2020 net cash used in investing activities of proceeds from the sale of the Company’s Osisko shares and proceeds from the Newmont strategic alliance agreement. In addition, YTD 2020 cash used in investing activities was also reduced by the receipt of $173.9 million of cash acquired as part of the Detour Gold acquisition in Q1 2020. Net cash used in financing activities in YTD 2021 totalled $340.2 million, which included $333.9 million of cash returned to shareholders. The $333.9 million was comprised of $183.6 million used to repurchase 4,466,200 shares through the Company’s NCIB (including 3,392,100 shares repurchased for $137.2 million through the ASPP), as well as $150.4 million used for three dividend payments of $0.1875 per share. Net cash used in financing activities for YTD 2020 totalled $710.3 million, of which $568.9 million was returned to shareholders. Of the $568.9 million of cash returned to shareholders, $487.2 million was used to repurchase 13,198,400 shares through the Company’s NCIB, with $81.7 million used for three quarterly dividend payments. Also contributing to cash used in financing activities for YTD 2020 were $98.6 million to repay Detour Gold’s outstanding debt during Q1 2020, $30.3 million to close out Detour Gold’s hedge positions relating to forward gold sales as well as hedges on currencies and diesel fuel and $11.1 million for the payment of lease obligations.

Free cash flow(1)

Free cash flow(1) totalled $141.8 million in Q3 2021 compared to $275.7 million in Q3 2020 and $131.2 million the previous quarter. The change from Q3 2020 mainly resulted from a reduction in net cash provided by operating activities, due mainly to higher income taxes paid in Q3 2021, the impact of changes in non-cash operating working capital and higher cash reclamation costs. Also contributing to the change in free cash flow(1) from Q3 2020 were higher mineral property additions in Q3 2021 reflecting increased growth capital expenditures(1). The increase in free cash flow(1) from the previous quarter mainly related to lower mineral property additions in Q3 2021 mainly reflecting a reduction in sustaining capital expenditures(1) quarter over quarter. For YTD 2021, free cash flow(1) totalled $315.7 million versus $500.6 million in YTD 2020 with the reduction due to lower net cash provided by operating activities, reflecting higher income taxes paid in YTD 2021 and an unfavourable impact from changes in non-cash operating working capital, as well as increased mineral property additions and additions to property, plant and equipment reflecting significantly higher growth capital expenditures(1) in YTD 2021 compared to the same period in 2020. Mineral property additions in YTD 2021 totalled $237.7 million, while additions to property, plant and equipment totalled $308.3 million, which compared to $175.7 million and $218.5 million, respectively, in YTD 2020.
(1)The Review of Financial Performance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

Review of Operating Mines

Detour Lake

Detour Lake achieved record quarterly production in Q3 2021 of 189,233 ounces based on processing 6,197,915 tonnes (67,368 tonnes per day) at an average grade of 1.04 g/t and average recoveries of 91.6%. The 189,233 ounces of production was 35% higher than the 140,067 ounces produced in Q3 2020 and increased 14% from the previous quarterly record of 165,880 ounces in Q2 2021. The increase in production quarter over quarter mainly reflected a 5% increase in tonnes processed as well as an 8% improvement in the average grade with mining during the quarter focused largely on high-grade areas as part of the Phase 2 mining plan.
Production costs at Detour Lake in Q3 2021 totalled $109.5 million (including $1.2 million of COVID-19 related costs) compared to $87.4 million in Q3 2020 and $102.6 million the previous quarter. The increase compared to Q3 2020 largely related to higher consumable costs, including diesel and electricity, as well as increased maintenance and contractor costs, in addition to the impact of a stronger Canadian dollar in Q3 2021, while the increase from the previous quarter mainly related to lower deferred stripping in Q3 2021 and higher levels of ore mined resulting in reduced capitalization of costs. Operating cash costs per ounce sold(1) averaged $601 in Q3 2021 versus $634 in Q3 2020 and $610 the previous quarter. The improvement in operating cash costs per ounce sold(1) compared to both prior periods largely reflected the favourable impact of a higher average grade and increased tonnes processed on sales volumes as well as the impact of changes in gold inventories. AISC per ounce sold(1) in Q3 2021 achieved quarterly record at $937, a 26% improvement $1,259 in Q3 2020 and 6% lower than $996 the previous quarter. Sustaining capital expenditures(1) at Detour Lake in Q3 2021 totalled $51.8 million ($288 per ounce sold) compared to $80.7 million ($586 per ounce sold) in Q3 2020 and $55.6 million ($334 per ounce sold) in Q2 2021. Lower sustaining capital expenditures(1) in Q3 2021 compared to the same period a year earlier mainly related to lower deferred stripping, with most of these expenditures included as growth capital expenditures(1) in Q3 2021 as well as reduced expenditures related to tailings management, largely reflecting expenditures in Q3 2020 related to the Cell 2 starter dam, which was completed in Q4 2020. The change in sustaining capital expenditures(1) compared to the previous quarter mainly reflected lower expenditures related to tailings management.

Production at Detour Lake for YTD 2021 totalled 501,844 ounces, which resulted from processing 17,781,572 tonnes at an average grade of 0.96 g/t and average recoveries of 91.8%. Production in YTD 2021 increased 38% from 363,614 ounces for the eight months following the acquisition of Detour Lake on January 31, 2020 to September 30, 2020 and was 22% higher than the 410,110 ounces produced for the full nine-month period ending September 30, 2020.

Production costs at Detour Lake in YTD 2021 totalled $320.4 million (including $4.7 million of COVID-19 related costs), which compared to $260.9 million (including $7.7 million of COVID-19 related costs) for eight months in YTD 2020, from January 31, 2020 to September 30, 2020. Operating cash costs per ounce sold(1) averaged $647 in YTD 2021 versus $630 in YTD 2020. Excluding the impact of a stronger Canadian dollar in YTD 2021, operating cash costs per ounce sold(1) improved from YTD 2020 as the favourable impact of a higher average grade and tonnes processed on sales volumes more than offset higher mining costs, related to increased total tonnes mined (ore and waste), the impact of higher diesel prices and a lower proportion of mining costs being allocated to deferred stripping in YTD 2021 versus YTD 2020, as well as higher milling costs largely related to increased maintenance expense. AISC per ounce sold(1) averaged $994 in YTD 2021 compared to $1,156 in YTD 2020. During YTD 2021, sustaining capital expenditures(1) at Detour Lake totalled $144.9 million ($297 per ounce sold) compared to $188.8 million ($491 per ounce sold) for the same period in 2020. The reduction in sustaining capital expenditures(1) versus YTD 2020 largely reflected lower deferred stripping costs, which were mainly included in growth capital expenditures(1) in YTD 2021, and reduced expenditures for tailings management, largely reflecting expenditures related to the Cell 2 starter dam in YTD 2020.

Growth projects: Growth capital expenditures(1) at Detour Lake in YTD 2021 totalled $137.0 million ($56.3 million in Q3 2021), including $66.4 million related to deferred stripping with the remaining $70.6 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield.

Macassa

Production at Macassa in Q3 2021 totalled 46,097 ounces based on processing 76,587 tonnes at an average grade of 19.1 g/t and average recoveries of 98.2%. Q3 2021 production compared to production of 38,028 ounces in Q3 2020 and 55,322 the previous quarter. The increase in production from Q3 2020 mainly reflected a higher average grade in Q3 2021 compared to the same period a year earlier when operations were impacted by excessive heat in the mine and ongoing protocols related to the Company’s COVID-19 response. The reduction in production from Q2 2021 reflected lower tonnes processed due largely to higher levels of underground maintenance and reduced equipment availability, as well as the impact of a lower than planned average grade due mainly to mine sequencing.

Production costs in Q3 2021 totalled $30.2 million versus $26.0 million in Q3 2020 and $34.1 million the previous. Operating cash costs per ounce sold(1) averaged $657 versus $648 for the same period in 2020 and $586 the previous quarter. Excluding the impact of changes in exchange rates, operating cash costs per ounce sold(1) improved from Q3 2020 mainly due to the favourable impact of a higher average grade and tonnes processed on sales volumes in Q3 2021 more than offset by increased operating costs related to mine development and maintenance. The 12% increase in operating cash costs per ounce sold(1) from Q2 2021 resulted from the impact of lower ounces sold compared to the previous quarter, with operating cash costs(1) 9% lower compared to the previous quarter. AISC per ounce sold(1) averaged $859 in Q3 2021, a 21% improvement from $1,081 in Q3 2020 largely reflecting the impact of lower sustaining capital expenditures(1) in Q3 2021 versus the same period in 2020 as well as the impact of higher sales volumes. Sustaining capital expenditures(1) in Q3 2021 totalled $6.0 million or $133 per ounce sold versus $14.1 million or $357 per ounce sold in Q3 2020 with the reduction mainly related to lower capital development and equipment procurement. AISC per ounce sold(1) $859 in Q3 2021 compared to $848 the previous quarter with the change mainly reflecting lower sales volumes, largely offset by the impact of a reduction in sustaining capital expenditures(1), which in Q2 2021 totalled $10.9 million or $197 per ounce sold. Lower sustaining capital expenditures(1) in Q3 2021 compared to the previous quarter mainly related to the timing for mobile equipment procurement and lower capital development metres being completed in Q3 2021.

Production at Macassa for YTD 2021 totalled 148,855 ounces, based on processing 243,614 tonnes at an average grade of 19.4 g/t and average recoveries of 98.0%. The 148,855 ounces of production for YTD 2021 increased 14% from 130,754 ounces for the same period in 2020 mainly reflecting an increase in the average grade, which increased 11% from 17.5 g/t in YTD 2020. Both average grades and tonnes processed in YTD 2020 were impacted by reduced operations during Q2 2020 as part of the Company’s COVID-19 response, as well as reduced workforce productivity and equipment availability caused by excessive heat in the mine during Q3 2020. Production in YTD 2021 was below expected levels due largely to reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in receiving new batteries, with the result being lower tonnes produced, reduced operating development metres and a lower average grade resulting largely from changes to mine sequencing.

Production costs for YTD 2021 totalled $99.2 million versus $80.2 million (including $3.3 million related to the Company's COVID-19 response) in YTD 2020 with the increase largely related to a higher proportion of underground mining costs being allocated to operations versus capital expenditures as well as the impact of a stronger Canadian dollar in YTD 2021. Operating cash costs per ounce sold(1) averaged $645 compared to $573 for the same period in 2020 with the impact of higher operating cash costs(1) being partially offset by the benefit of increased sales volumes, mainly resulting from an increase in the average grade. AISC per ounce sold(1) averaged $884 for YTD 2021 versus $915 a year earlier, with the reduction mainly reflecting lower sustaining capital expenditures(1) as well as higher sales volumes in YTD 2021 versus the same period in 2020. Sustaining capital expenditures(1) totalled $26.3 million ($175 per ounce sold) compared to $39.0 million ($290 per ounce sold) in YTD 2020 with the reduction largely resulting from lower levels of capital development and reduced expenditures for equipment procurement.

Growth projects: Growth capital expenditures(1) at Macassa for YTD 2021 totalled $72.2 million ($29.2 million in Q3 2021). Of total growth expenditures(1) for YTD 2021, $32.7 million ($10.9 million in Q3 2021) related to the #4 Shaft project. During Q3 2021, the shaft advanced approximately 500 feet and had reached a depth of 6,100 feet as of September 30, 2021, with development of the 6,100 Level station also being completed. The project ended Q3 2021 ahead of schedule on track for completion in late 2022. An additional $12.9 million ($3.0 million in Q3 2021) of growth capital expenditures(1) in YTD 2021 related to a ventilation expansion project, involving the development of two new ventilation raises. The first raise was completed in June 2021, with the second expected to be completed in the first half of 2022. The two new raises will add approximately 200,000 cfm of additional ventilation into the mine. The remaining growth capital expenditures(1) in YTD 2021 mainly related to a number of underground projects, including lateral development from the mine towards the #4 Shaft.

Fosterville

The Fosterville Mine produced 134,772 ounces in Q3 2021 based on processing 180,255 tonnes at an average grade of 23.6 g/t and average mill recoveries of 98.7%. Production in Q3 2021 exceeded expected levels mainly due to continued grade outperformance in the Swan Zone. The 134,772 ounces of production in Q3 2021 compared to 161,489 ounces produced in Q3 2020 and 157,993 ounces the previous quarter. The change in production from Q3 2020 resulted from a lower average grade largely related to mine sequencing within the Swan, Audax, Benu and Raptor zones. The change in production from Q2 2021 largely reflected a greater impact from grade outperformance during the previous quarter as well as well as changes to mine sequencing with high-grade Swan Zone stopes initially planned for Q4 2021 being advanced into Q2 2021.

Production costs were $25.0 million in Q3 2021 versus $22.7 million in Q3 2020 and $23.0 million the previous quarter. Operating cash costs per ounce sold(1) averaged $170 versus $142 in Q3 2020 and $162 in Q2 2021. The increase from both prior periods largely resulted from higher tonnes mined and milled in Q3 2021 as well as the impact of a higher average grade on sales volumes in both Q3 2020 and Q2 2021. AISC per ounce sold(1) averaged $337 compared to $349 in Q3 2020 and $353 the previous quarter. Sustaining capital expenditures(1) totalled $11.4 million ($78 per ounce sold) in Q3 2021 versus $18.1 million ($117 per ounce sold) in Q3 2020 and $14.5 million ($102 per ounce sold) the previous quarter. The reduction in sustaining capital expenditures(1) from Q3 2020 mainly reflected lower levels of capital development in Q3 2021 and reduced expenditures related to mobile equipment procurement. Lower mobile equipment expenditures largely accounted for the reduction in sustaining capital expenditures(1) compared to the previous quarter.

Production at Fosterville for YTD 2021 totalled 401,445 ounces, significantly higher than target levels for the first nine months of the year, largely reflecting grade outperformance in multiple Swan Zone stopes during YTD 2021. Production in YTD 2021 compared to production of 476,459 ounces for YTD 2020, with the reduction reflecting a lower average grade consistent with the Company’s previously stated plan to reduce production with the intention of creating a more sustainable operation over a longer period while the mine continues its extensive exploration program. Partially offsetting the impact of a planned reduction in the average grade was a 28% increase in tonnes processed, to 524,776 tonnes in YTD 2021.

Production costs were $74.8 million for YTD 2021 versus $61.9 million for the same period in 2020, with the increase from YTD 2020 largely resulting from the impact of a stronger Australian dollar in YTD 2021, as well as significantly higher mining and milling rates in YTD 2021 versus YTD 2020. Operating cash costs per ounce sold(1) averaged $184 versus $132 in YTD 2020, while AISC per ounce sold(1) averaged $367 compared to $311 in YTD 2020. The increases in operating cash costs per ounce sold(1) and AISC per ounce sold(1) versus levels in YTD 2020 mainly resulted from higher operating cash costs(1), largely reflecting higher mining rates in YTD 2021 and exchange rate changes year over year, as well as the impact of lower sales volumes in YTD 2021 versus YTD 2020. Sustaining capital expenditures(1) totalled $38.3 million ($94 per ounce sold), unchanged from $45.0 million ($97 per ounce sold) in YTD 2020. The reduction in sustaining capital expenditures(1) in YTD 2021 mainly reflected lower levels of capital development included in sustaining capital expenditures(1) compared to YTD 2020, with there being a greater focus on development in support of exploration activities in YTD 2021 compared to the prior year.

Growth projects: Growth capital expenditures(1) at Fosterville for YTD 2021, excluding capitalized exploration, totalled $6.8 million ($3.1 million in Q3 2021), mainly related to construction of a surface refrigeration plant, power transformer station and land procurement.

(1) The Review of Operating Mines section includes a number of Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

FULL-YEAR 2021 GUIDANCE

The Company’s full-year guidance for 2021 was announced in a press release dated December 10, 2020 and was maintained at both the Company’s Q1 2021 and Q2 2021 board meetings. Included in the Company’s consolidated guidance for the year is target production of 1,300,000 – 1,400,000 ounces (1,369,652 ounces produced in 2020), operating cash costs per ounce sold(1) of $450 – $475 ($404 in 2020) and AISC per ounce sold(1) of $790 – $810 ($800 in 2020). After the first nine months of 2021, the Company’s YTD 2021 results included AISC per ounce sold averaging better than the guidance range for the year, operating cash costs per ounce in line with guidance and production on track to achieve the top end of full-year 2021 guidance. Also included in full-year 2021 consolidated guidance is higher growth capital expenditures(1), with the expected increase mainly at Detour Lake reflecting a shift of deferred stripping costs from sustaining capital expenditures(1) to growth capital expenditures(1), resulting from a significant stripping campaign being completed in 2021 as part of Phase 4, which will support production in future years. In addition, also contributing to higher expected growth capital expenditures at Detour Lake were a number of growth capital projects, including investments in mill improvements, increased tailings capacity, completion of an assay lab (construction commenced in 2020), and air strip and other enhancements to site infrastructure. In aggregate, the Company's total capital expenditure(1) guidance for full-year 2021, including both sustaining capital expenditures(1) and growth capital expenditures(1) totalled $530 - $585 million. The Company entered the final quarter of the year on track to achieve this guidance range despite a $40 million unfavourable impact on capital expenditures(1) from exchange rates in YTD 2021. Exploration expenditure guidance for full-year 2021 totals $170 – $190 million, with extensive exploration programs being carried out at all three of the Company’s cornerstone assets. The Company ended YTD 2021 on track to achieve the low end of full-year 2021 guidance for exploration expenditures.

Full-Year 2021 Guidance

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	220 – 255	680 – 720	400 – 425	1,300 - 1,400
Operating cash costs/ounce sold ($/oz)(2)	$450 - $470	$580 - $600	$230 - $250	$450 - $475
AISC/ounce sold ($/oz)(2)				$790 - $810
Operating cash costs ($M)(2)				$600 - $630
Royalty costs ($M)				$82 - $88
Sustaining capital ($M)(2)(3)				$280 - $310
Growth capital ($M)(2)(3)				$250 - $275
Exploration ($M)(4)				$170 - $190
Corporate G&A ($M)(5)				$50 - $55
(1)The Company’s 2021 guidance assumes an average gold price of $1,800 per ounce as well as a US$ to C$ exchange rate of 1.31 and a US$ to A$ exchange rate of 1.39. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated.
(2)See “Non-IFRS Measures” set out starting on page 37 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

YTD 2021 Results

($ millions unless otherwise stated)(1)	Macassa	Detour Lake	Fosterville	Consolidated
Gold production (kozs)	148,855	501,844	401,445	1,052,144
Operating cash costs/ounce sold ($/oz)(2)	$645	$647	$184	$466
AISC/ounce sold ($/oz)(2)				$785
Operating cash costs ($M)(2)				$487.2
Royalty costs ($M)				$63.2
Sustaining capital ($M)(2)(3)				$211.3
Growth capital ($M)(2)(3)				$217.3
Exploration ($M)(4)				$127.5
Corporate G&A ($M)(5)				$44.7

(1)Average exchange rates in YTD 2021 included a US$ to C$ exchange rate of $1.25 and a US$ to A$ exchange rate of $1.32.
(2)See “Non-IFRS Measures” set out starting on page 37 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital.
(3)Capital expenditures exclude capitalized depreciation.
(4)Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration. Also includes capital expenditures for the development of exploration drifts.
(5)Excludes share-based payment expense (including expense related to share price changes).

▪Gold production in YTD 2021 totalled 1,052,144 ounces, with the Company ending the first nine months of 2021 on track to achieve of the top half of the full-year 2021 consolidated production guidance of 1,300,000 – 1,400,000 ounces. Production at Fosterville of 401,445 ounces, significantly higher than target levels for the first nine months of the year, largely driven by grade outperformance in the Swan Zone. At September 30, 2021, Fosterville had already achieved the low end of the full-year 2021 guidance of 400,000 – 425,000 ounces, with the mine now expected to end the year with production of approximately 500,000 ounces or higher. Production at Detour Lake in YTD 2021 totalled 501,844 ounces, in line with expected levels, with the mine now targeting the top half of the full-year 2021 production guidance of 680,000 – 720,000 ounces. Production at Macassa in YTD 2021 totalled 148,855 ounces, below target levels for the first nine months of the year due largely to reduced equipment availability caused by increased maintenance requirements, poor battery performance and delays in receiving new batteries, with the result being lower tonnes produced, reduced operating development meters and a lower average grade resulting largely from changes to mine sequencing. While production is expected to increase from the Q3 2021 level in the final quarter of the year, the mine is not expected to reach the low end of the full-year 2021 guidance range of 220,000 - 255,000 ounces, with the mine now targeting 190,000 - 210,000 ounces of production for the year.

▪Production costs for YTD 2021 totalled $494.4 million, while operating cash costs(1) totalled $487.2 million, with operating cash costs(1) increased $35 million due to stronger Canadian and Australian dollars compared to the assumed exchange rates in the Company’s guidance. Based on the impact of exchange rates, the Company expects operating cash costs(1) to end the year somewhat higher than the full-year 2021 guidance range of $600 - $630 million, though the Company remains well positioned to achieve full-year 2021 guidance for operating cash costs per ounce sold(1) (see below).

▪Operating cash costs per ounce sold(1) for YTD 2021 averaged $466, better than planned levels for the nine months of the year and in line with full-year 2021 guidance of $450 – $475 despite a $33 per ounce unfavourable impact from stronger Canadian and Australian dollars versus levels assumed in the Company’s full-year 2021 guidance. Operating cash costs per ounce sold(1) at Fosterville averaged $184 in YTD 2021 compared to full-year 2021 guidance of $230 – $250, with the significant outperformance largely related to the favourable impact of significant grade outperformance on production and sales volumes. Fosterville entered the final quarter of the year on track to beat its operating cash costs per ounce sold guidance for full-year 2021. Operating cash costs per ounce sold(1) at Detour Lake averaged $647, higher than the guidance range of $580 – $600, due largely to the impact of exchange rates as well as higher diesel and electricity costs and increased costs for mill maintenance. Operating cash costs per ounce sold at Detour Lake in Q4 2021 are expected to improve from the Q3 2021 level of $601, with full-year 2021 operating cash costs per ounce sold(1) expected to end the year at or slightly above the top end of the guidance range for full-year 2021. Operating cash costs per ounce sold(1) at Macassa averaged $645 in YTD 2021 versus full-year 2021 guidance of $450 – $470. Macassa is not expected to achieve full-year 2021 guidance due largely to the impact of exchange rates as well as lower than planned production and sales. As outlined above, the Company remains on track to achieve full-year 2021 consolidated operating cash costs per ounce sold(1) guidance of $450 – $475.

▪AISC per ounce sold(1) for YTD 2021 averaged $785, better than the full-year 2021 guidance range of $790 – $810 despite a $49 per ounce sold unfavourable impact from exchange rate movements. The better than expected AISC per ounce sold(1) in YTD 2021 resulted from higher than planned sales volumes and lower than expected sustaining capital expenditures at Fosterville, where AISC per ounce sold(1) averaged $367 in YTD 2021. AISC per ounce sold(1) in YTD 2021 averaged $994 at Detour Lake and $884 at Macassa. Both operations are targeting improved levels of AISC per ounce sold during the final quarter of the year. At September 30, 2021, the Company remained on track to meet, and potentially beat, full-year 2021 consolidated AISC per ounce sold(1) of $790 – $810.

▪Royalty costs for YTD 2021 totalled $63.2 million and continues to target full-year 2021 royalty costs of $82 – $88 million.

▪Total capital expenditures(1) in YTD 2021 totalled $428.6 million, with sustaining capital expenditures(1) accounting for $211.3 million (versus guidance of $280 – $310 million) and growth capital expenditures(1) totalling $217.3 million (versus full-year 2021 guidance of $250 – $275 million). Sustaining capital expenditures were lower than planned despite a $16 million unfavourable impact from stronger Canadian and Australian dollars largely reflecting timing differences in completing capital development and equipment procurement at Fosterville and Macassa. Of the $217.3 million of growth capital expenditures(1), which included a $24 million unfavourable impact from exchange rates, $137.0 million were at Detour Lake, including $66.4 million related to deferred stripping with the remaining $70.6 million related to the procurement of mobile equipment and projects involving the tailing management area, process plant as well as construction of a new assay lab and airfield. Growth capital expenditures(1) at Macassa totalled $72.2 million, with $32.7 million related to the #4 Shaft project, which reached 6,100 feet of advance as at September 30, 2021, and $12.9 million for a ventilation expansion project involving development of two ventilation raises, with an additional $11.6 million related to lateral development from the mine towards the #4 shaft location. Growth capital expenditures(1) at Fosterville totalled $6.8 million largely related to construction of a surface refrigeration plant and land procurement. In aggregate, including both sustaining and growth capital expenditures(1), the Company’s guidance for total capital expenditures in full-year 2021 is $530 - $585 million, with the Company entering the final quarter of the year on track to achieve the top end of the guidance range, despite the impact of exchange rates.

▪Exploration expenditures for YTD 2021 totalled $127.5 million and ended Q3 2021 on track to achieve the low end of full-year 2021 guidance of $170 - $190 million despite a $10 million unfavourable exchange rate impact during YTD 2021. Of the $127.5 million of exploration expenditures in YTD 2021, $63.2 million was at Fosterville where drilling and development continued in the Lower Phoenix System, as well as at Robbin’s Hill, Cygnet and Harrier. Exploration expenditures at Macassa in YTD 2021 totalled $30.1 million with drilling mainly targeting the continued expansion of the SMC and testing targets along the Amalgamated Break. Detour Lake accounted for $29.3 million of exploration expenditures in YTD 2021, with remaining exploration expenditures mainly related to drilling at Holt Complex and regional targets in Northern Ontario.

▪Corporate G&A expense for YTD 2021 totalled $44.7 million, with the Company continuing to target full-year 2021 Corporate G&A costs of $50 – $55 million.

(1) The Full-Year 2021 Guidance section includes references to Non-IFRS measures. The definition and reconciliation of these Non-IFRS measures are included on pages 37-44 of the MD&A for the three and nine months ended September 30, 2021.

Q3 2021 Financial Results and Conference Call Details
A conference call to discuss the Q3 2021 results will be held by senior management on Thursday, November 4, 2021, at 8:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.kl.gold.

DATE:	THURSDAY, NOVEMBER 4, 2021
CONFERENCE ID:	5247974
TIME:	8:00 am ET
TOLL-FREE NUMBER:	1 (888) 510-2008
INTERNATIONAL CALLERS:	1 (646) 960-0306
WEBCAST URL:	https://event.on24.com/wcc/r/3409441/D4EE6E4AC4888EFEC13099ED652C32DE

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a low-cost senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Qualified Persons
The technical contents related to Kirkland Lake Gold Ltd. mines and properties in this press release, have been reviewed and approved by Natasha Vaz, P.Eng., Chief Operating Officer and Eric Kallio, P.Geo, Senior Vice President, Exploration. Ms. Vaz and Mr. Kallio and are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow and Adjusted Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company. The Company also discloses and calculates adjusted free cash flow by excluding items from free cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses, lease payments relating to sustaining assets, and reclamation cost accretion and depreciation related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion and depreciation not related to current operations, lease payments related to non-sustaining assets, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including foreign exchange gains and losses, transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated impact of foreign exchange fluctuations, the anticipated overall impact of the Company’s COVID-19 response plans, including measures taken by the Company to reduce the spread of COVID-19, including but not limited to the rapid testing implemented at various sites, and whether such measures taken by the Company or others, in an attempt to reduce the spread of COVID 19 may affect the Company, whether directly or results in effects on employee health, workforce productivity, contractor availability, supply chain or other aspects of the Company’s business, the anticipated closing date of the Merger with Agnico Eagle and anticipated benefits and potential synergies associated therewith, the expectations regarding the effects of the Merger , including the ability of the combined company to successfully achieve its business objectives, including integrating the companies and the anticipated timing regarding the realization of certain potential synergies, or the effects of unexpected costs, liabilities or delays, the potential impact of the Merger on relationships including with regulatory bodies, employees, suppliers and competitors, risks relating to the re-rating potential of the Combined Company following the Merger, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the timing of the new life of mine plan at Detour Lake Mine and the anticipated results thereon, the release of the updated technical report with respect to the Detour Lake Mine and anticipated impact thereof, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, mill improvements, increased tailings capacity, completion of an assay lab and other enhancements to site infrastructure at the Detour Lake mine and the anticipated results thereon, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company’s First Nations partners and the anticipated impacts and timing thereof, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2020 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”) applicable to domestic reporting companies. Investors are cautioned that information contained in this MD&A may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold